Exhibit 99.1

FEMSA Board of Directors approves dates for the payment of the 2020 Dividend

Monterrey, Mexico, August 4, 2020 —Following up to the announcement made on March 30, 2020, Fomento Económico Mexicano, S.A.B. de C.V. (NYSE: FMX; BMV: FEMSAUBD) (“FEMSA” or the “Company”) announced today that its Board of Directors approved the dates for the payment of the Ps. 10,360 million cash dividend approved by the Annual Ordinary General Shareholder’s Meeting held on March 20, 2020. The dividend shall be paid in two installments as follows: (a) the first installment will amount to $1.29165 Mexican pesos per each FEMSA “B” unit (BMV:FEMSAUB) and $1.5500 Mexican pesos for each FEMSA “BD” unit (BMV:FEMSAUBD), or Ps.15.500 per ADS (NYSE: FMX), which represent 50% of the dividend, payable on August 20, 2020; and (b) the second installment of $1.29165 Mexican pesos per each FEMSA “B” unit (BMV:FEMSAUB) and $1.5500 Mexican pesos for each FEMSA “BD” unit (BMV:FEMSAUBD), or Ps.15.500 per ADS (NYSE: FMX), which represent the remaining 50%, payable on November 5, 2020.

Additionally, the Company informs that the record date for FEMSA’s ADS holders (NYSE: FMX) in the US for the first installment will be August 19, 2020.

####

About FEMSA

FEMSA creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has more than 300,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

August 4, 2020	1